[redacted]

AB 3/13

SEC Mail Processing Section

FEB 28 2008

Washington, DC 103

08030394

SECURIT... ...ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter J. Dowd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 2201
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Berger 212-847-2466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yodice and Company, P.C.
(Name – *if individual, state last, first, middle name*)

1259 Rt. 46, Bldg. 1 (Address) Parsippany (City) NJ (State) 07054 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/17/08

OATH OR AFFIRMATION

I, **Michael Berger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHARLES KING
Notary Public
State of New York
No. 01KI4060231
Qualified in New York County
Commission Expires 9-24-10

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

ON THIS 26TH DAY OF FEB, 2008 CAME BEFORE ME

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and under the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

INDEX

Yodice and Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1259 Route 46 • Parsippany, New Jersey 07054

(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Walter J. Dowd, Inc.
30 Broad Street, Suite 2201
New York, NY 10004

We have audited the accompanying statement of financial condition of Walter J. Dowd, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter J. Dowd, Inc. at December 31, 2007, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information, as well as the information contained in Schedule 4, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yodice and Company, P.C.
YODICE AND COMPANY, P.C.
Parsippany, New Jersey

February 25, 2008

WALTER J. DOWD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$ 84,069	
Due from Clearing Brokers	244,671	
Commissions Receivable	235,518	
Prepaid Expenses and Other Current Assets	127,456	
Total Current Assets		$ 691,714
NON-CURRENT ASSETS:		
Commodity Exchange Membership	10,000	
Security Deposits	32,240	
Furniture and Equipment - Net of Accumulated Depreciation of $73,936	30,728	
		72,968
		$ 764,682

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$ 263,372	
Deferred Taxes Payable	3,100	
Total Current Liabilities		$ 266,472
COMMITMENT		
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value 200 Shares Authorized, 35 Shares Issued and 25 Shares Outstanding	201,000	
Additional Paid-In Capital	514,674	
Retained Earnings	157,536	
Less: Treasury Stock, 10 Shares at Cost	(375,000)	
		498,210
		$ 764,682

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE; Commissions	$ 5,725,183
EXPENSES:	
Floor Brokerage Exchange and Clearance Charges	904,057
Other Operating Expenses (Schedule 4)	5,153,474
	6,057,531
(LOSS) FROM OPERATIONS	(332,348)
OTHER INCOME:	
Interest and Dividends	9,825
NASD Special Payment	35,000
	44,825
(LOSS) BEFORE INCOME TAXES (CREDIT)	(287,523)
INCOME TAXES (CREDIT)	(1,400)
NET (LOSS)	($ 286,123)

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2007	$ 201,000	$ 514,674	$ 443,659	($ 375,000)	$ 784,333
Net (Loss)	-	-	(286,123)	-	(286,123)
Balance, December 31, 2007	$ 201,000	$ 514,674	$ 157,536	($ 375,000)	$ 498,210

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2007

NONE

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	($ 286,123)
Adjustments to Reconcile Net (Loss) to Net Cash from Operating Activities:	
Depreciation	6,418
Deferred Income Tax Expense (Credit)	(40,300)
Security Deposit Applied to Rent	12,629
(Increase) Decrease in:	
Due from Clearing Broker	(64,170)
Commissions Receivable	360,645
Securities	11,422
Prepaid Expenses and Other Current Assets	(4,515)
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(122,928)
NET CASH (USED) IN OPERATING ACTIVITIES	(126,922)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of Equipment	(20,999)
Security Deposits Paid	(32,240)
NET CASH (USED) IN INVESTING ACTIVITIES	(53,239)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(180,161)
CASH AND CASH EQUIVALENTS, Beginning of Year	264,230
CASH AND CASH EQUIVALENTS, End of Year	$ 84,069

SUPPLEMENTAL CASH FLOWS INFORMATION:

Cash Paid for Income Taxes	$ 0
Cash Paid for Interest	$ 4,196

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

NOTE 1: ORGANIZATION AND OPERATIONS

The Corporation was formed on December 16, 1975 under the laws of the State of New York for the purpose of operating as a broker-dealer. The Corporation is a member of the New York Stock Exchange, Inc. Effective October 9, 2006, the National Association of Securities Dealers (NASD) granted the corporation's application for membership. The Corporation owns a commodity membership on the Dublin Commodities Exchange. Its customer base extends throughout the United States, Canada and Europe, with an approximately 75% concentration in the eastern region of the United States.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, cash equivalents include time deposits, and all highly liquid debt instruments with original maturities of three months or less.

Furniture and Equipment:
Furniture and Equipment is stated at cost. Depreciation is provided using the straight line method over a period of 5 years. Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repair are charged to expense as incurred.

Recognition of Income and Expenses:
Customers' securities transactions are recorded on a settlement date basis in accordance with the general practices of the industry, with related income and expenses recorded on a trade date basis.

Advertising:
The Company expenses the cost of advertising and promotion as incurred.

Income Taxes:
The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is presented in these financial statements. This election became effective December 1, 1986. The Company has also elected to be treated as a New York S-Corporation which provides that stockholders are required to report their pro-rata share of S-Corporation income on their New York Income Tax returns. The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur.

NOTE 2 (Continued)

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. The checking account is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007 $73,254 was uninsured.

NOTE 4: DUE FROM CLEARING BROKERS

Commissions receivable from some brokers and dealers clear through Jeffries and Company, Inc., and the National Securities Clearing Corporation. An escrow deposit of $100,000 is required to be maintained at Jeffries and Company, Inc. Some commissions are paid directly to the Corporation by the broker or dealer clearing the transaction. The agreement with Jeffries and Company, Inc. was effective May 23, 2007.

The Company entered into a secondary clearing agreement with Broadcort Division of Merrill Lynch Pierce Fenner & Smith, Inc. (Broadcort) and LaBranche Financial Services, LLC effective June 8, 2007. Under the terms of the agreement, certain clearing, execution and other services provided to LaBranche Financial Services, LLC by Broadcort under a fully disclosed clearing agreement dated April 30, 2007 are extended to the Company. A deposit account of $100,000 is maintained.

NOTE 5: COMMISSIONS RECEIVABLE

Commissions receivable represent commissions due to the Company for 2007 transactions paid in 2008.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets included a non-interest bearing loan of $66,551 due from John Colvin, an officer and stockholder of the Company. It is anticipated that the loan will be repaid in the upcoming year.

NOTE 7: COMMODITY EXCHANGE MEMBERSHIP

This asset represents the cost of a membership on the Dublin, Ireland Commodities Exchange. The seat is currently inactive.

NOTE 8: DEFERRED TAXES PAYABLE

	New York City
Deferred Tax (Liability)	($ 26,400)
Deferred Tax Asset	23,300
Valuation Allowance	0
Net Deferred Tax (Liability) Current	($ 3,100)

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.
The NASD has also required that for the first twelve months of membership, the aggregate indebtedness must not exceed 8 to 1. At December 31, 2007, the Company had net capital, as defined under SEC Rule 15c3-1, of $263,311, which was $163,311 in excess of its required net capital of $100,000 and the Company's net capital ratio was 1.01 to 1.

NOTE 10: CASH BALANCE AND PROFIT SHARING PENSION PLANS

Effective December 31, 2006, benefit accruals were frozen under the plans and the plan were terminated effective March 15, 2007. The expense of $13,128 included in operating expenses related to termination and final contributions.

NOTE 11: COMMITMENTS

Office Lease
The Company has entered into a lease agreement effective July 1, 2007 for office facilities. The agreement has been entered into with Gotham Broad LLC. The agreement expires August 31, 2014 and initially requires monthly payments of $10,399. Rent shall be increased by 3% each anniversary of the commencement date of the agreement. Total rent expense relative to this lease for the year ended December 31, 2007 was $69,111

Future minimum lease payments are as follows:

YEARS ENDED DECEMBER 31,	AMOUNT
2008	$ 126,514
2009	130,016
2010	135,263
2011	144,050
2012	151,458
Later Years	261,690
	$ 948,991

NOTE 11 (Continued)

Equipment Leases

The Company leases office equipment under various leases from Fleetwood Financial, a division of IDB Leasing Inc. The original lease terms range from 56 to 60 months. The leases all expire in 2012 and require a combined monthly payment of $2,469. Total equipment rental expense related to these leases for the year ended December 31, 2007 was $12,316.

Future minimum lease payments are as follows:

YEARS ENDED DECEMBER 31,	AMOUNT
2008	$ 29,621
2009	29,621
2010	29,621
2011	29,621
2012 (Balance)	13,950
	$ 132,434

NOTE 12: INCOME TAXES (CREDIT)

New York City does not recognize S-Corporation status. Accordingly, a provision has been made for such taxes based upon the applicable statutory rates.

The components of the provision for income taxes consists of the following:

	New York City
Current	$ 38,900
Deferred (Credit)	(40,300)
	($ 1,400)

Deferred taxes are provided for timing differences between the bases of assets and liabilities for financial statements and income tax purposes. The differences arise primarily from recognition of income and expense under the cash basis for tax purposes and different depreciation methods for financial statement and tax purposes.

The Company's provision for income taxes differs from applying the statutory income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for income tax purposes.

WALTER J. DOWD, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

SCHEDULE 1

CREDIT FACTORS:			
Stockholders' Equity			$ 498,210
Deferred Taxes Payable Relative to Nonallowable Assets			7,297
Total Credit Factors			505,507
DEBIT FACTORS:			
Commissions Receivable/Due from Clearing Broker			41,772
Prepaid Expenses and Other Current Assets			127,456
Commodity Exchange Membership			10,000
Security Deposits			32,240
Furniture and Equipment - Net of Accumulated Depreciation			30,728
Total Debit Factors			242,196
Net Capital			263,311
Less: Minimum net capital requirements			
Greater of 6 2/3% of aggregate indebtedness or $100,000			100,000
Remainder: Capital in Excess of all Requirements			$ 163,311
CAPITAL RATIO (Maximum Allowance 1500%):			
Aggregate Indebtedness	266,472		
	------------	= 101%	
Divided by Net Capital	263,311		
AGGREGATE INDEBTEDNESS:			
Accounts Payable and Accrued Expenses			$ 263,372
Deferred Taxes Payable			3,100
			$ 266,472
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA [UNAUDITED] OF FORM X-17A-5 AS OF DECEMBER 31, 2007):			
Net Capital, as Reported in Company's Part IIA FOCUS Report			$ 314,939
Net Audit Adjustments			(51,628)
Net Capital Per Above			$ 263,311

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

SCHEDULE 2

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(i) of the Rule.

WALTER J. DOWD, INC.

INFORMATION RELATING TO POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

SCHEDULE 3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(i) of the Rule.

WALTER J. DOWD, INC.
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2007

SCHEDULE 4

OPERATING EXPENSES:	
Payroll - Officers	$ 872,500
Payroll - Others	1,784,233
Payroll Taxes	149,769
Trading Room Expenses and Quotations	242,499
Advertising and Promotion	35,709
Charitable Contributions	24,816
Communications	88,285
Computer and Data Processing Services	22,427
Continuing Education and Conferences	28,465
Depreciation	6,418
Dues, Regulatory Fees and Registrations	19,692
Equipment Leasing	12,316
Insurance	278,177
Interest	4,196
Meals and Entertainment	347,209
Cash Balance and Profit Sharing Plans	13,128
Office, Stationery, Postage and Miscellaneous	145,628
Professional Fees and Consulting	256,569
Rent	117,471
Trade Errors	686,624
Travel	17,342
	$ 5,153,474

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT
ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION
RULE 17a -5

Board of Directors and Stockholders
Walter J. Dowd, Inc.
30 Broad Street, Suite 2201
New York, NY 10004

In planning and performing our audit of the financial statements and supplementary schedules of Walter J. Dowd, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Yodice and Company, P.C.
YODICE AND COMPANY, P.C.

Parsippany, New Jersey

February 25, 2008

END